Exhibit 12.1

Statement re Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2005	2006	2007	2008	2009
			(in thousands)
Earnings:
Net loss	$(11,215)	$(17,690)	$(28,575)	$(37,874)	$(31,929)
Add: Fixed charges	190	733	1,671	2,713	4,154

Total earnings (loss)	$(11,025)	$(16,957)	$(26,904)	$(35,161)	$(27,775)

Fixed Charges:
Interest expense	$96	$633	$911	$2,030	$2,613
Amortization of commitment fees, debt issuance costs and original issue discount	85	77	738	654	1,491
Estimated interest component of rent expense	9	23	22	29	50

Total fixed charges	$190	$733	$1,671	$2,713	$4,154

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(11,215)	$(17,690)	$(28,575)	$(37,874)	$(31,929)